FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT OCTOBER 24, 2006

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Lassallestrasse 9
1020 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Hans Tschuden Appointed as New CFO of the Telekom Austria Group (Ad-hoc)
SIGNATURE

Shareholder Information
Hans Tschuden Appointed as New CFO of the Telekom Austria Group (Ad-hoc)
Vienna, October 23, 2006: Telekom Austria Group (VSE: TKA, NYSE: TKA) today announced that Hans Tschuden has been appointed by the Supervisory Board of Telekom Austria AG as the new Chief Financial Officer of the Telekom Austria AG for a period of 5 years. Mr. Tschuden will succeed Stefano Colombo, who does not intend to extend his contract beyond the current mandate, ending on April 10, 2007. The new CFO will start on April 1, 2007.
The appointment of Mr. Tschuden was the result of a multi-stage selection procedure in cooperation with the headhunter Egon Zehnder. Following a thorough selection process with potential candidates, Mr. Tschuden proved to be the most suitable candidate. This was because of his extensive financial and capital markets expertise, comprehensive operating skills as well as international experience and excellent leadership know-how.
Hans Tschuden was born in 1958. He completed his studies at the Vienna University of Economics and Business Administration and at the International Executive Programme INSEAD in Paris. He started his career in the Wienerberger Group as a controller in 1989 and became Managing Director of Wienerberger Rohrsysteme GmbH in Vienna in 1993. He advanced to Managing Director of Keramo Wienerberger NV in Belgium in 1995 and of Steinzeug clay pipe sewage systems in Cologne in 1998. In 1999 he became a member of the Wienerberger Management Committee and joined the Managing Board of Wienerberger AG in May 2001 as CFO.
Peter Michaelis, Chairman of the Supervisory Board said: “With Hans Tschuden, we are delighted to have found an excellent successor for Stefano Colombo. The speed of this decision process means that we are able to guarantee management continuity.”
Contact:
Peter Zydek
Head of Investor Relations
Telekom Austria Group
Tel.: +43 (0) 590591-19001
E-mail: peter.zydek@telekom.at

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Boris Nemsic

Name: Boris Nemsic Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: October 24, 2006